FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of August 2009

Commission File Number: 1-07952

KYOCERA CORPORATION

6 Takeda Tobadono-cho, Fushimi-ku,

Kyoto 612-8501, Japan

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Registration S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Registration S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b); 82-            .

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

KYOCERA CORPORATION

/s/ SHOICHI AOKI
Shoichi Aoki
Director, Managing Executive Officer and General Manager of
Corporate Financial & Accounting Group

Date: August 11, 2009

Information furnished on this form:

EXHIBITS

Exhibit Number

English translation of consolidated financial statements included in the Quarterly Report (“shihanki-houkokusho”) for the three months ended June 30, 2009 filed with the Director of the Kanto Local Finance Bureau of the Ministry of Finance pursuant to the Financial Instruments and Exchange Law of Japan

CONSOLIDATED BALANCE SHEETS (Unaudited)

	June 30, 2009	March 31, 2009
	(Yen in millions)
Current assets:
Cash and cash equivalents	¥276,185	¥269,247
Short-term investments (Notes 4 and 5)	191,697	202,143
Trade notes receivables	11,490	13,750
Trade accounts receivables	159,439	158,754
Less allowances for doubtful accounts and sales returns	(4,382)	(4,669)
Inventories (Note 6)	188,519	199,641
Deferred income taxes	38,091	35,187
Other current assets (Notes 5 and 7)	78,445	78,263

Total current assets	939,484	952,316

Non-current assets:
Investments and advances:
Investments in and advances to affiliates and unconsolidated subsidiaries	20,549	19,376
Securities and other investments (Notes 4 and 5)	392,057	351,849

Total investments and advances	412,606	371,225

Property, plant and equipment:
Land	56,995	57,077
Buildings	289,118	288,460
Machinery and equipment	705,597	707,399
Construction in progress	6,506	6,397
Less accumulated depreciation	(801,649)	(793,279)

Total property, plant and equipment	256,567	266,054

Goodwill (Note 3)	66,911	63,226
Intangible assets (Note 3)	55,156	60,077
Other assets	69,190	60,904

Total assets	¥1,799,914	¥1,773,802

CONSOLIDATED BALANCE SHEETS (Unaudited)—(Continued)

	June 30, 2009	March 31, 2009
	(Yen in millions)
Current liabilities:
Short-term borrowings	¥9,265	¥11,000
Current portion of long-term debt (Note 5)	14,280	13,865
Trade notes and accounts payable	60,875	62,579
Other notes and accounts payable	40,249	43,452
Accrued payroll and bonus	49,021	41,756
Accrued income taxes	5,348	7,430
Other accrued liabilities	27,274	26,967
Other current liabilities (Notes 5 and 7)	31,006	30,912

Total current liabilities	237,318	237,961

Non-current liabilities:
Long-term debt (Note 5)	34,505	28,538
Accrued pension and severance liabilities (Note 8)	33,764	34,567
Deferred income taxes	85,183	71,539
Other non-current liabilities	18,141	18,109

Total non-current liabilities	171,593	152,753

Total liabilities	408,911	390,714

Commitments and contingencies (Note 9)

Kyocera Corporation shareholders’ equity (Note 10):
Common stock	115,703	115,703
Additional paid-in capital	163,033	163,151
Retained earnings	1,138,578	1,150,050
Accumulated other comprehensive income (Note 7)	(35,022)	(54,673)
Treasury stock, at cost	(50,579)	(50,568)

Total Kyocera Corporation shareholders’ equity	1,331,713	1,323,663

Noncontrolling interests (Note 10)	59,290	59,425

Total equity	1,391,003	1,383,088

Total liabilities and equity	¥1,799,914	¥1,773,802

The accompanying notes are an integral part of these statements.

CONSOLIDATED STATEMENTS OF INCOME (Unaudited)

	Three months ended June 30, 2008	Three months ended June 30, 2009
	(Yen in millions and shares in thousands, except per share amounts)
Net sales (Note 7)	¥331,758	¥225,401
Cost of sales (Note 7)	238,948	177,624

Gross profit	92,810	47,777
Selling, general and administrative expenses (Note 11)	64,848	53,349

Profit (loss) from operations	27,962	(5,572)

Other income (expenses):
Interest and dividend income	5,910	5,023
Interest expense (Note 7)	(207)	(757)
Foreign currency transaction gains, net (Note 7)	1,322	224
Equity in earnings of affiliates and unconsolidated subsidiaries (Note 7)	1,485	1,077
Other, net (Note 5)	433	708

Total other income	8,943	6,275

Income before income taxes	36,905	703
Income taxes	13,746	289

Net income	23,159	414
Net income attributable to noncontrolling interests	(1,197)	(874)

Net income (loss) attributable to shareholders of Kyocera Corporation	¥21,962	¥(460)

Earnings per share (Note 13):
Net income (loss) attributable to shareholders of Kyocera Corporation:
Basic	¥115.89	¥(2.50)
Diluted	¥115.82	¥(2.50)
Average number of shares of common stock outstanding:
Basic	189,502	183,527
Diluted	189,623	183,527

The accompanying notes are an integral part of these statements.

CONSOLIDATED STATEMENT OF CASH FLOWS (Unaudited)

	Three months ended June 30, 2008	Three months ended June 30, 2009
	(Yen in millions)
Cash flows from operating activities:
Net income	¥23,159	¥414
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	22,968	18,254
Provision for doubtful accounts	132	(123)
Write-down of inventories	1,932	5,123
Equity in earnings of affiliates and unconsolidated subsidiaries	(1,485)	(1,077)
Foreign currency adjustments	397	654
Change in assets and liabilities:
Decrease in receivables	34,137	3,171
(Increase) Decrease in inventories	(7,239)	7,233
Decrease in other current assets	4,004	404
Decrease in notes and accounts payable	(32,079)	(8,191)
Decrease in accrued income taxes	(11,067)	(2,064)
Increase in other current liabilities	9,770	8,108
Decrease in other non-current liabilities	(940)	(857)
Other, net	(3,051)	(4,257)

Total adjustments	17,479	26,378

Net cash provided by operating activities	40,638	26,792

Cash flows from investing activities:
Payments for purchases of available-for-sale securities	(4,813)	(5,798)
Payments for purchases of held-to-maturity securities	(9,345)	(15,736)
Payments for purchases of other securities	(65)	(4,153)
Proceeds from sales of available-for-sale securities	7,533	6,160
Proceeds from maturities of held-to-maturity securities	8,295	14,603
Acquisitions of businesses, net of cash acquired	(35,149)	(202)
Payments for purchases of property, plant and equipment	(22,927)	(8,495)
Payments for purchases of intangible assets	(4,024)	(747)
Proceeds from sales of property, plant and equipment, and intangible assets	629	252
Acquisition of certificate of deposits and time deposits	(146,762)	(97,957)
Withdrawal of certificate of deposits and time deposits	33,853	109,221
Other, net	(196)	(477)

Net cash used in investing activities	(172,971)	(3,329)

Cash flows from financing activities:
Increase (Decrease) in short-term debt, net	689	(1,834)
Issuance of long-term debt	—	5,106
Payments of long-term debt	(1,731)	(7,083)
Dividends paid (Note 10)	(11,419)	(11,132)
Purchase of treasury stock	(37)	(13)
Reissuance of treasury stock	1,004	3
Other, net	(926)	(352)

Net cash used in financing activities	(12,420)	(15,305)

Effect of exchange rate changes on cash and cash equivalents	8,848	(1,220)

Net increase (decrease) in cash and cash equivalents	(135,905)	6,938
Cash and cash equivalents at beginning of period	447,586	269,247

Cash and cash equivalents at end of period	¥311,681	¥276,185

The accompanying notes are an integral part of these statements.

<NOTES TO THE UNAUDITED QUARTERLY CONSOLIDATED FINANCIAL STATEMENTS> (Unaudited)

1. Accounting Principles, Procedures and Financial Statements’ Presentation

In December 1975, Kyocera Corporation filed a registration statement, Form S-1 and a registration form for American Depositary Receipt (ADR), in accordance with the Securities Exchange Act of 1933, with the United States Securities and Exchange Commission (SEC) and made a registration of its common stock and ADR there. In accordance with the mentioned act, Kyocera Corporation again filed Form S-1 and a registration form for ADR with the SEC in February 1980, and listed its ADR on the New York Stock Exchange in May 1980.

Kyocera Corporation has filed Form 20-F as an annual report with the SEC, which includes the consolidated financial statements prepared in accordance with accounting principles generally accepted in the United States of America, under the section 13 of the Securities Exchange Act of 1934. Kyocera Corporation has also prepared quarterly unaudited consolidated financial statements in accordance with accounting principles generally accepted in the United States of America. The following are accounting principles and regulations with which Kyocera Corporation is required to comply: Regulations for filing and reporting to the SEC (Regulation S-X, Accounting Series Releases, Staff Accounting Bulletins, etc.), Statements of Financial Accounting Standards Board (SFAS), Accounting Principles Board (APB) Opinions and Accounting Research Bulletin (ARB), among others.

The following paragraphs identify the significant differences between accounting principles generally accepted in the United States of America and accounting principles generally accepted in Japan.

(1) Revenue Recognition

Kyocera Corporation and its consolidated subsidiaries (Kyocera) adopt Staff Accounting Bulletin No. 104, “Revenue Recognition in Financial Statements.”

(2) Foreign Currency Translation and Forward Exchange Contracts

Assets and liabilities denominated in foreign currencies and financial statements of foreign subsidiaries are translated based on SFAS No. 52, “Foreign Currency Translation.”

(3) Benefit Plans

Kyocera applies SFAS No. 87, “Employers Accounting for Pensions” and SFAS No. 158, “Employers Accounting for Defined Benefit Pension and Other Postretirement Plans.” Disclosures are made in accordance with an Amendment of SFAS No. 132, “Employer’s Disclosures about Pensions and Other Postretirement Benefits.”

(4) Comprehensive Income

Kyocera applies SFAS No. 130, “Reporting Comprehensive Income”, which defines comprehensive income as the change in equity except for capital transaction and it consists of net income and other comprehensive income. Other comprehensive income includes foreign currency translation adjustments, pension adjustments and net unrealized gains (losses) on securities and derivative financial instruments.

(5) Stock Issuance Costs

Stock issuance costs, net of tax are deducted from the additional paid-in capital.

(6) Business Combinations

Kyocera adopts SFAS No. 141(R), “Business Combinations.”

(7) Goodwill and Other Intangible Assets

Kyocera adopts SFAS No. 142, “Goodwill and Other Intangible Assets.”

(8) Derivative Financial Instruments

Kyocera adopts SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities”, as amended by SFAS No. 138, “Accounting for Certain Derivative Instruments and Certain Hedging Activities an Amendment of SFAS No. 133.” Disclosures about Derivative Financial Instruments are made in accordance with SFAS No. 133 and SFAS No. 161, “Disclosures about Derivative instruments and Hedging activities an Amendments of SFAS No. 133.”

(9) Lease Accounting

Kyocera adopts SFAS No. 13, “Accounting for Leases.”

(10) Unused Compensated Absence

Kyocera adopts SFAS No. 43, “Accounting for Compensated Absence.”

(11) Income Taxes

Kyocera adopts FIN No. 18, “Accounting for Income Taxes in Interim Periods—an interpretation of APB opinion No. 28” and FIN No. 48, “Accounting for Uncertainty in Income Taxes—an interpretation of FASB statement No. 109.”

2. Summary of Accounting Policies

(1) Basis of Consolidation and Accounting for Investments in Affiliated Companies

The consolidated financial statements include the accounts of Kyocera Corporation, its majority-owned subsidiaries and a variable interest entity for which Kyocera Corporation is the primary beneficiary under Financial Accounting Standard Board (FASB) Interpretation No. 46 (revised December 2003), “Consolidation of Variable Interest Entities.” All significant inter-company transactions and accounts are eliminated. Investments in 20% to 50% owned companies are accounted for under the equity method, whereby Kyocera includes in net income its equity in the earnings or losses from these companies.

The consolidated variable interest entity for which Kyocera Corporation is the primary beneficiary does not have a material effect on Kyocera’s financial position and results of operations.

(2) Revenue Recognition

Kyocera sells various types of products, including fine ceramic parts, semiconductor parts, and telecommunications equipment. Kyocera recognizes revenue upon completion of the earnings process, which occurs when products are shipped or delivered to customers in accordance with the terms of an agreement of sale, there is a fixed or determinable selling price, title and risk of loss have been transferred, and collectibility is reasonably assured. Most of these conditions are satisfied at the time of delivery to customers in domestic sales (FOB destination) and at the time of shipment (FOB shipping) for export sales.

Sales returns

Kyocera records an estimated sales return allowance at the time of sales based on its historical returns experience.

Products warranty

For after-service costs to be paid during warranty periods, Kyocera accrues a product warranty liability for claims under warranties relating to the products that have been sold. Kyocera records an estimated product warranty liability based on its historical repair experience.

(3) Cash and Cash Equivalents

Cash and cash equivalents include time deposits and certificates of deposit with original maturities of three months or less.

(4) Translation of Foreign Currencies

Assets and liabilities of consolidated foreign subsidiaries and affiliates accounted for by the equity method are translated into Japanese yen at the exchange rates in effect on the respective balance sheet dates. Operating accounts are translated at the average rates of exchange for the respective years. Translation adjustments result from the process of translating foreign currency financial statements into Japanese yen. These translation adjustments, which are not included in the determination of net income, are reported in other comprehensive income.

Assets and liabilities denominated in foreign currencies are translated at the exchange rates in effect at the respective balance sheet dates, and resulting transaction gains or losses are included in the determination of net income.

(5) Allowances for Doubtful Accounts

Kyocera maintains allowances for doubtful accounts related to trade notes receivables, trade accounts receivables and finance receivables for estimated losses resulting from customers’ inability to make timely payments, including interest on finance receivables. Kyocera’s estimates are based on various factors, including the length of past due payments, historical experience and current business environments. In circumstances where it is aware of a specific customer’s inability to meet its financial obligations, a specific allowance against these amounts is provided considering the fair value of assets pledged by the customer as collateral. The amounts of allowances for doubtful accounts included in other assets at June 30, 2009 and at March 31, 2009 were ¥2,563 million and ¥2,478 million, respectively.

(6) Inventories

Inventories are stated at the lower of cost or market. For finished goods and work in process, cost is determined by the average method for approximately 74% and 72% at June 30, 2009 and March 31, 2009 respectively, and by other methods including the first-in, first-out method for others. For raw materials and supplies, cost is determined by the first-in, first-out method for approximately 56% and 49% at June 30, 2009 and at March 31, 2009, respectively, and by other methods including the average method for the others. Kyocera recognizes estimated write-down of inventories for excess, slow-moving and obsolete inventories.

(7) Securities

Certain investments in debt and equity securities are accounted for under SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities.” Securities classified as available-for-sale securities are recorded at fair value, with unrealized gains and losses excluded from income and reported in other comprehensive income, net of taxes. Securities classified as held-to-maturity securities are recorded at amortized cost.

Kyocera evaluates whether the declines in fair value of debt and equity securities with readily determinable fair values are other-than-temporary. Other-than-temporary declines in fair value are recorded as a realized loss with a new cost basis. This evaluation is based mainly on the duration and the extent to which the fair value is less than cost, and the anticipated recoverability in fair value.

Kyocera also reviews its investments accounted by the equity method for impairment quarterly. Factors considered in assessing whether an indication of other-than-temporary impairment exists include the achievement of business plan objectives and milestones including cash flow projections and the results of planned financing activities, the financial condition and prospects of each investee company, the fair value of the ownership interest relative to the carrying amount of the investment, the period of time during which the fair value of the ownership interest has been below the carrying amount of the investment and other relevant factors. Impairment to be recognized is measured based on the amount by which the carrying amount of the investment exceeds the fair value of the investment. Fair value is determined through the use of various methodologies such as discounted cash flows, valuation of recent financings and comparable valuations of similar companies.

(8) Property, Plant and Equipment and Depreciation

Kyocera provides for depreciation of buildings, machinery and equipment over their estimated useful lives primarily on the declining balance method. The principal estimated useful lives used for computing depreciation are as follows:

Buildings	2 to 50 years
Machinery and equipment	2 to 20 years

Major renewals and betterments are capitalized as tangible assets and they are depreciated based on estimated useful lives. The costs of minor renewals, maintenance and repairs are charged to expense in the year incurred. When assets are sold or otherwise disposed of, the profits or losses thereon, computed on the basis of the difference between depreciated costs and proceeds, are credited or charged to income in the year of disposal, and costs and accumulated depreciation are removed from accounts.

(9) Goodwill and Other Intangible Assets

Kyocera has adopted SFAS No. 142, “Goodwill and Other Intangible Assets.” This requires that, rather than being amortized, goodwill and intangible assets with indefinite useful lives are tested for impairment at least annually, and also following any events and changes in circumstances that might lead to impairment. Intangible assets with definite useful lives are amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment whenever events or changes in circumstances indicate that their carrying amount may not be recoverable.

The principal estimated useful lives for intangible assets are as follows:

Software	2 to 10 years
Patent rights	3 to 10 years
Customer relationships	3 to 18 years

(10) Impairment of long-lived assets

Pursuant to SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” Kyocera reviews its long-lived assets and intangible assets with definite useful lives for impairment whenever events or changes in circumstances indicate that its carrying amount may not be recoverable. Long-lived assets and intangible assets with definite useful lives are considered to be impaired when the expected undiscounted cash flow from the asset group is less than its carrying value. A loss on impairment is recognized based on the amount by which the carrying value exceeds the fair value of the long-lived assets and intangible assets with definite useful lives.

(11) Derivative Financial Instruments

Kyocera utilizes derivative financial instruments to manage its exposure resulting from fluctuations of foreign currencies and interest rates. These derivative financial instruments include foreign currency forward contracts, interest rate swaps, interest rate caps and currency swaps. Kyocera does not hold or issue such derivative financial instruments for trading purposes.

Kyocera applies SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities,” as amended by SFAS No. 138, “Accounting for Certain Derivative Instruments and Certain Hedging Activities an Amendment of FASB No. 133.” All derivatives are recorded as either assets or liabilities on the balance sheet and measured at fair value. Changes in the fair value of derivatives are charged in current earnings. However cash flow hedges which meet the criteria of SFAS No. 133 may qualify for hedge accounting treatment. Changes in the fair value of the effective portion of these hedge derivatives are deferred in other comprehensive income and charged to earnings when the underlying transaction being hedged occurs.

Kyocera designates certain foreign currency forward contracts, interest rate swaps and interest rate caps as cash flow hedges under SFAS No. 133. Most of Kyocera’s foreign currency forward contracts are entered into as hedges of existing foreign currency denominated assets and liabilities. Accordingly, Kyocera records changes in fair value of these foreign currency forward contracts currently in earnings. It is expected that such changes will be offset by corresponding gains or losses on the underlying assets and liabilities.

Kyocera formally documents all relationships between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. This process includes all derivatives designated as cash flow hedge are linked to specific assets and liabilities on the balance sheet or forecasted transactions. Kyocera also formally assesses, both at the hedge’s inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting cash flows of hedged items. When it is determined that a derivative is not highly effective as a hedge or that it has ceased to be a highly effective hedge, Kyocera discontinues hedge accounting prospectively. When hedge accounting is discontinued, and the hedged transaction is no longer expected to occur, the derivative will continue to be carried on the balance sheet at its fair value, with deferred unrealized gains or losses charged immediately in current earnings.

(12) Stock-Based Compensation

Effective April 1 2006, Kyocera adopted SFAS No. 123 (revised 2004) (SFAS No. 123(R)), “Share-Based Payment” and recognized the cost resulting from share-based payment transactions in financial statements by adopting fair-value based measurement method in accordance with SFAS No. 123(R). Under the modified prospective method of adoption for SFAS No. 123(R), Kyocera recognized compensation cost which includes: (a) compensation cost for all stock options granted prior to, but not yet vested as of April1, 2006, and (b) compensation cost for all stock options granted or modified subsequent to April 1, 2006.

(13) Net income attributable to shareholders of Kyocera Corporation and Cash Dividends per Share

Kyocera applies SFAS No. 128, “Earnings per Share.” Basic net income attributable to shareholders of Kyocera Corporation per share is computed based on the weighted average number of shares outstanding during each period. Diluted net income attributable to shareholders of Kyocera Corporation per share assumes the dilution that could occur if all stock options were exercised and resulted in the issuance of common stock.

Cash dividends per share are those declared with respect to the earnings for the respective periods for which dividends are proposed by the Board of Directors. Dividends are charged to retained earnings in the period in which they are paid.

(14) Research and Development Expenses and Advertising Expenses

Research and development expenses and advertising expenses are charged to operations as incurred.

(15) Use of Estimates

The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. However, actual results could differ from those estimates and assumptions.

(16) Recently Adopted Accounting Standards

In December 2007, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 141 (revised 2007) (SFAS No. 141(R)), “Business Combinations,” which requires assets, liabilities and noncontrolling interests be measured at fair value. Under SFAS No. 141(R), transaction and restructuring costs are required to be generally expensed, as well as contingent consideration and in-process research and development be recorded at fair value on acquisition date as a part of fair value of acquired business. In addition, any tax adjustment made after the measurement period impacts income tax expenses. The FASB issued FASB Staff Position (FSP) 141(R)-1, “Accounting for Assets Acquired and Liabilities Assumed in a Business Combination That Arise from Contingencies,” an amendment of SFAS No. 141(R) in April 2009. FSP141(R)-1 requires the companies to recognize at fair value, at the acquisition date, an asset acquired or a liability assumed in a business combination that arises from a contingency if the acquisition-date fair value of that asset or liability can be determined during the measurement period. Otherwise they are processed based on the requirement of SFAS No. 5, “Accounting for Contingencies.” Kyocera adopted SFAS No. 141(R) and FSP141(R)-1 on April 1, 2009. The adoption of SFAS No. 141(R) and FSP141(R)-1 had no material impact on Kyocera’s consolidated results of operations, financial positions and cash flows.

In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements an Amendment of Accounting Research Bulletin No. 51.” SFAS No. 160 establishes accounting and reporting standards for ownership interests in subsidiaries held by parties other than the parent, the amount of consolidated net income attributable to the parent and to the noncontrolling interest, changes in a parent’s ownership interest, and the valuation of retained noncontrolling equity investments when a subsidiary is deconsolidated. SFAS No. 160 also establishes disclosure requirements that clearly identify and distinguish between the interests of the parent and the interests of the noncontrolling owners. Kyocera adopted SFAS No. 160 on April 1, 2009. As a result of the adoption of SFAS No. 160, minority interests, which had previously been presented as a separate category between liabilities and shareholders’ equity in the consolidated balance sheet, are reclassified as noncontrolling interests and are included in equity in the three months ended June 30, 2009. In addition, the way of captions presented in the consolidated statement of income has been changed. Related reclassifications of previously reported amounts have been made to the consolidated balance sheet at March 31, 2009, the consolidated statement of income for the three months ended June 30, 2008 and the consolidated statement of cash flow for the three months ended June 30, 2008. The adoption of SFAS No. 160 had no material impact on Kyocera’s consolidated results of operations, financial positions and cash flows.

In April 2009, the FASB issued three FASB Staff Positions (FSP), (a)FSP No. 157-4, “Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly,” (b)FSP No. 115-2 and FSP No. 124-2, “Recognition and Presentation of Other-Than Temporary Impairments” and (c)FSP No. 107-1 and APB No. 28-1, “Interim Disclosures about Fair Value of Financial Instruments.”

(a)	FSP No. 157-4 provides guidance on how to estimate the fair value of assets or liabilities when the volume and level of activity for asset or liability have significantly decreased and on identifying circumstances that indicate a transaction is not orderly. In addition, FSP No. 157-4 requires disclosure in interim and annual periods of the inputs and valuation techniques used to estimate fair value and a discussion of changes in valuation techniques.

(b)	FSP No. 115-2 and FSP No. 124-2 amends the other-than-temporary impairment guidance for debt securities and presentation and disclosure requirement of other-than-temporary impairments of debt and equity securities.

(c)	FSP No. 107-1 and APB No. 28-1 requires interim disclosures regarding the fair values of financial instruments that are within the scope of SFAS No. 107. Additionally, FSP No. 107-1 and APB No. 28-1 requires disclosure of the methods and significant assumptions used to estimate the fair value of financial instruments on an interim basis as well as changes of the methods and significant assumptions from previous periods.

Kyocera adopted these three FASB Staff Positions on April 1, 2009. The adoption of these three FASB Staff Positions had no material impact on Kyocera’s consolidated results of operations, financial positions and cash flows.

In May 2009, the FASB issued SFAS No. 165, “Subsequent Events.” The purpose of SFAS No. 165 is to establish general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. Kyosera adopted SFAS No. 165 on April 1, 2009. The adoption of SFAS No. 165 had no material impact on Kyocera’s consolidated results of operations, financial positions and cash flows.

(17) Recently Issued Accounting Standards

In December 2008, the FASB issued FSP No. 132(R)-1, “Employers’ Disclosures about Postretirement Benefit Plan Assets,” which provides guidance on employers’ disclosures of a defined benefit pension or other postretirement plan. Specifically, employers are required to disclose information about fair value measurements of plan assets. FSP No. 132(R)-1 will be effective for fiscal years ending after December 15, 2009. As FSP No. 132(R)-1 is a provision for disclosure, the adoption of FSP No. 132(R)-1 will not have any impact on Kyocera’s consolidated results of operations, financial positions and cash flows.

In June 2009, the FASB issued SFAS No. 166, “Accounting for Transfers of Financial Assets—an amendment of FASB Statement No. 140.” SFAS No. 166 removes the concept of a qualifying special-purpose entity from Statement 140 and removes the exception from applying FASB Interpretation No. 46 (revised December 2003), Consolidation of Variable Interest Entities, to qualifying special-purpose entities and establishes specific conditions for reporting a transfer of a portion of a financial asset as a sale. SFAS No. 166 must be applied as of the beginning of each reporting entity’s first annual reporting period that begins after November 15, 2009, for interim periods within that first annual reporting period and for interim and annual reporting periods thereafter. Kyocera is currently evaluating the impact that SFAS No. 166 will have on Kyocera’s consolidated results of operations, financial positions and cash flows.

In June 2009, the FASB issued SFAS No. 167, “Amendments to FASB Interpretation No. 46(R).” SFAS No. 167 requires an enterprise to perform an analysis to identify the primary beneficiary of a variable interest entity and also requires ongoing reassessments of whether an enterprise is the primary beneficiary of a variable interest entity. SFAS No. 167 shall be effective as of the beginning of each reporting entity’s first annual reporting period that begins after November 15, 2009, for interim periods within that first annual reporting period, and for interim and annual reporting periods thereafter. Kyocera is currently evaluating the impact that SFAS No. 167 will have on Kyocera’s consolidated results of operations, financial positions and cash flows.

In June 2009, the FASB issued SFAS No. 168, “The FASB Accounting Standards Codification and Hierarchy of Generally Accepted Accounting Principles- a replacement of FASB Statement No. 162.” On the effective date of SFAS No. 168, FASB Accounting Standards Codification™ (“the Codification”) will become the source of authoritative generally accepted accounting principles in the United States of America for nongovernmental entities. SFAS No. 168 and the Codification are effective for financial statements issued for interim and annual periods ending after September 15, 2009. The adoption of SFAS No. 168 and the Codification will not have any impact on Kyocera’s consolidated results of operations, financial positions and cash flows.

(18) Reclassifications

Captions presented in the consolidated balance sheets at March 31, 2009, the consolidated statements of income and cash flows for the three months ended June 30, 2008 and their corresponding footnotes have been reclassified to conform to the current presentation.

3. Business Combination

Kyocera Mita Corporation acquired additional equity interests in TA Triumph-Adler AG (TAAG), a German-based distributor of information equipment, which was accounted for by the equity method, through the takeover offer or directly from its shareholders, and turned it into a consolidated subsidiary on January 21, 2009. The allocation of fair value to the acquired assets and assumed liabilities in this business combination was completed during the three months ended June 30, 2009. The related assets and liabilities were recorded based upon their estimated fair values at the date of acquisition with the excess being allocated to goodwill as shown in the following table.

January 21, 2009
(Yen in millions)
Current assets	¥27,543
Intangible assets	17,335
Other non-current assets	23,337

Total assets	68,215

Current liabilities	25,501
Non-current liabilities	41,004

Total liabilities	66,505

Noncontrolling interests	3

Total identified assets, liabilities and noncontrolling interests	1,707

Purchase price	8,234
Investments in TAAG before the consolidation as a subsidiary	4,198

Goodwill	¥10,725

4. Investment in Debt and Equity Securities

Investments in debt and equity securities as of June 30, 2009 and March 31, 2009, included in short-term investments (current assets) and in securities and other investments (non-current assets) are summarized as follows:

	June 30, 2009				March 31, 2009
	Cost*	Aggregate fair value	Gross unrealized gains	Gross unrealized losses	Cost*	Aggregate fair value	Gross unrealized gains	Gross unrealized losses
	(Yen in millions)
Available-for-sale securities:
Corporate debt securities	¥13,584	¥13,148	¥22	¥458	¥11,884	¥11,359	¥16	¥541
Other debt securities	4,181	3,826	28	383	5,716	5,220	22	518
Equity securities	269,764	324,051	54,695	408	270,156	291,137	22,099	1,118

Total available-for-sale Securities	287,529	341,025	54,745	1,249	287,756	307,716	22,137	2,177

Held-to-maturity securities:
Corporate debt securities	10,501	10,523	24	2	8,398	8,375	2	25
Other debt securities	21,130	21,214	93	9	19,524	19,467	17	74

Total held-to-maturity Securities	31,631	31,737	117	11	27,922	27,842	19	99

Total investments in debt and equity securities	¥319,160	¥372,762	¥54,862	¥1,260	¥315,678	¥335,558	¥22,156	¥2,276

*	Cost represents amortized cost for held-to-maturity securities and acquisition cost for available-for-sales securities. The cost basis of the individual securities is written down to fair value as a new cost basis when other-than-temporary impairment is recognized.

5. Fair Value

SFAS No. 157, “Fair Value Measurement” defines fair values as the price that would be received from selling and asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

SFAS No. 157 defines that the fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three levels:

Level 1:	Unadjusted quoted prices in active markets for identical assets and liabilities.

Level 2:	Observable inputs other than those included in Level 1. For example, quoted prices for similar assets or liabilities in active markets or quoted prices for identical assets or liabilities in inactive markets.

Level 3:	Unobservable inputs reflecting management’s own assumptions about the inputs used in pricing the asset or liability.

1. Assets and Liabilities Measured at Fair Value on a Recurring Basis

	June 30, 2009				March 31, 2009
	Quoted prices in active markets (Level 1)	Other observable inputs (Level 2)	Unobservable inputs (Level 3)	Total	Quoted prices in active markets (Level 1)	Other observable inputs (Level 2)	Unobservable inputs (Level 3)	Total
	(Yen in millions)
Assets:
Securities (current)	¥2,182	¥1,620	¥280	¥4,082	¥2,743	¥1,942	¥412	¥5,097
Investment securities (non-current)	327,966	8,876	101	336,943	294,996	7,339	284	302,619
Derivatives	—	464	—	464	—	228	—	228

Total assets	¥330,148	¥10,960	¥381	¥341,489	¥297,739	¥9,509	¥696	¥307,944

Liabilities:
Derivatives	—	¥2,554	—	¥2,554	—	¥3,774	—	¥3,774

Total liabilities	—	¥2,554	—	¥2,554	—	¥3,774	—	¥3,774

Level 1 securities and investment securities consist principally of equity securities, corporate debt securities and other debt securities. The fair value is quoted price in active market with sufficient volume and frequency of transactions.

Level 2 securities and investment securities consist principally of corporate debt securities, convertible bond and other debt securities. The fair value is other than quoted price included within Level 1 that is observable for the asset or liability, either directly or indirectly through corroboration with observable market data. Kyocera elected the fair value option only for convertible bonds as allowed by SFAS No. 159 for the year ended March 31, 2009. Gain on convertible bonds amounted to ¥190 million was recorded in other, net on the consolidated statement of income for the three months ended June 30, 2009.

Level 3 securities and investment securities consist of corporate debt securities and other debt securities. The fair value is determined using input that is both unobservable and significant to the values of instruments being measured.

Level 2 derivatives consist of foreign currency forward contracts, interest rate swaps, interest rate caps and currency swaps. The fair value is estimated based on quotes from financial institutions. For detail information of derivatives, see Note 7 to the Consolidated Financial Statements on this Form 6-K.

The following table presents additional information about Level 3 securities and investment securities measured at fair value on recurring basis for the three months ended June 30, 2009.

The three months ended June 30, 2009
(Yen in millions)
Balance at March 31, 2009	¥696
Total gains or losses (realized/unrealized)
Included in earnings	5
Included in other comprehensive income	(7)
Purchase, issuance, and settlements	(310)
Transfer in and / or out of Level 3	(3)

Balance at June 30, 2009	¥381

2. Fair Value of Financial Instruments

The fair values of financial instruments and the methods and assumptions used to estimate the fair value are as follows:

	June 30, 2009		March 31, 2009
	Carrying amount	Fair value	Carrying amount	Fair value
	(Yen in millions)
Assets:
Securities and other investments (a)	¥392,057	¥392,269	¥351,849	¥351,778
Liabilities:
Long term debt (including due within one year) (b)	¥48,785	¥49,024	¥42,403	¥42,611

(a)	The fair value is based on quoted market prices. It was not practicable to estimate the fair value of cost-method investments in unlisted common stock because of the lack of the market price and difficulty in estimating fair value without incurring excessive cost, and Kyocera did not identify any events or changes in circumstances that may have had a significant adverse effect on these investments. The aggregated carrying amounts of these investments included in the above table at June 30, 2009 and March 31, 2009 were ¥10,212 million and ¥6,001 million, respectively.
(b)	The fair value is estimated by discounting cash flows, using current interest rates for instruments with similar terms and remaining maturities.

Cash and cash equivalents, short-term investments and short-term borrowings, the carrying amount approximates fair value because of the short maturity of these instruments.

6. Inventories

Inventories at June 30, 2009 and March 31, 2009 are as follows:

	June 30, 2009	March 31, 2009
	(Yen in millions)
Finished goods	¥96,752	¥104,379
Work in process	41,522	39,836
Raw materials and supplies	50,245	55,426

	¥188,519	¥199,641

7. Derivative Financial Instruments and Hedging Activities

Kyocera’s activities are exposed to a variety of market risks, including the effects of changes in foreign currency exchange rates, interest rates and stock prices. Approximately 60% of Kyocera’s revenues are generated from overseas customers, which exposes Kyocera to foreign currency exchange rates fluctuations. These financial exposures are monitored and managed by Kyocera as an integral part of its overall risk management program. Kyocera’s risk management program focuses on the unpredictability of financial markets and seeks to reduce the potentially adverse effects that the volatility of these markets may have on its operating results.

Kyocera maintains a foreign currency risk management strategy that uses derivative financial instruments, such as foreign currency forward contracts, to minimize the volatility in its cash flows caused by changes in foreign currency exchange rates. Movements in foreign currency exchange rates pose a risk to Kyocera’s operations and competitive position, since exchange rates changes may affect the profitability, cash flows, and business and/or pricing strategies of non Japan-based competitors. These movements affect cross-border transactions that involve, but not limited to, direct export sales made in foreign currencies and raw material purchases incurred in foreign currencies.

Kyocera maintains an interest rate risk management strategy that may use derivative financial instruments, such as interest rate swaps, to minimize significant, unanticipated cash flow fluctuations caused by interest rate volatility.

By using derivative financial instruments to hedge exposures to changes in exchange rates and interest rates, Kyocera became exposed itself to credit risk. Credit risk is the failure of the counterparty to perform under the terms of the derivative contracts. When the fair value of a derivative contract is positive, the counterparty owes Kyocera, which creates repayment risk for Kyocera. When the fair value of a derivative contract is negative, Kyocera owes the counterparty and, therefore, it does not possess repayment risk. Kyocera minimizes the credit (or repayment) risk in derivative financial instruments by (1) entering into transactions with creditworthy counterparties, (2) limiting the amount of exposure to each counterparty, and (3) monitoring the financial condition of its counterparties.

Cash Flow Hedges

Kyocera uses certain foreign currency forward contracts designated as cash flow hedges to protect against foreign currency exchange rate risks inherent in its forecasted transactions related to purchase commitments and sales. Kyocera also uses interest rate swaps and interest rate caps mainly to convert a portion of its variable rate debt to fixed rates.

Other Derivatives

Kyocera’s main direct foreign export sales and some import purchases are denominated in the customers’ and suppliers’ local currency, principally the U.S. dollar, Euro and STG. Kyocera purchases foreign currency forward contracts with terms normally lasting less than four months and currency swaps to protect against the adverse effects that exchange-rate fluctuations may have on foreign-currency-denominated trade receivables, payables and borrowings. The gains and losses on both the derivatives and the foreign currency-denominated trade receivable, payable and borrowings are recorded as foreign currency transaction gains, net in the consolidated statement of income. Kyocera does not adopt hedge accounting for such derivatives.

The location and fair value of derivative financial instruments in the consolidated balance sheets at June 30, 2009 are as follows:

	June 30, 2009
	Asset derivatives		Liability derivatives
	Location	Fair value	Location	Fair value
	(Yen in millions)
Derivatives designated as hedging instruments:
Foreign currency forward contracts	Other current assets	¥215	Other current liabilities	¥35
Interest rate swaps	—	—	Other current liabilities	47
Interest rate caps	Other current assets	0	—	—

Total		¥215		¥82

Derivatives not designated as hedging instruments:
Foreign currency forward contracts	Other current assets	¥249	Other current liabilities	¥2,467
Currency swaps	—	—	Other current liabilities	5

Total		¥249		¥2,472

Total derivatives		¥464		¥2,554

The location and amount of derivative financial instruments in the comprehensive income in the three months ended June 30, 2009 are as follows:

	Three months ended June 30, 2009
	Gains (losses) recognized in other comprehensive income	Gains (losses) reclassified from accumulated other comprehensive income into income (effective portion)		Gains (losses) recognized in income (ineffective portion and amount excluded from effectiveness testing)
	Amount	Location	Amount	Location	Amount
	(Yen in millions)
Derivatives designated as cash flow hedge:
Foreign currency forward contracts	¥170	Net sales and Cost of sales	¥43	Foreign currency transaction gains, net	¥(15)
Interest rate swaps	(3)	Interest expense	4	Interest expense	—
Interest rate swaps	15	Equity in earnings of affiliates and unconsolidated subsidiaries	(4)	Equity in earnings of affiliates and unconsolidated subsidiaries	—
Interest rate caps	0	Interest expense	0	Interest expense	—

Total	¥182		¥43		¥(15)

	Three months ended June 30, 2009
	Gains (losses) recognized in income
	Location	Amount
	(Yen in millions)
Derivatives not designated as hedging instruments:
Foreign currency forward contracts	Foreign currency transaction gains, net	¥1,137
Currency swaps	Foreign currency transaction gains, net	5

Total		¥1,142

The aggregate contract amounts of derivative financial instruments at June 30, 2009 and March 31, 2009 are as follows:

	June 30, 2009	March 31, 2009
	Aggregate contract amounts	Aggregate contract amounts
	(Yen in millions)
Derivatives designated as hedging instruments:
Foreign currency forward contracts	¥9,217	¥9,750
Interest rate swaps	680	650
Interest rate caps	2,380	2,275

Total	¥12,277	¥12,675

Derivatives not designated as hedging instruments:
Foreign currency forward contracts	¥85,810	¥101,346
Currency swaps	289	331

Total	¥86,099	¥101,677

Total derivatives	¥98,376	¥114,352

8. Benefit Plans

Domestic:

Net periodic pension costs at Kyocera Corporation and its major domestic subsidiaries in the three months ended June 30, 2008 and 2009, include the following components:

	Three months ended June 30, 2008	Three months ended June 30, 2009
	(Yen in millions)
Service cost	¥2,059	¥2,201
Interest cost	594	575
Expected return on plan assets	(722)	(763)
Amortization of transition obligation	22	—
Amortization of prior service cost	(1,082)	(1,082)
Recognized actuarial loss	227	293

Net periodic pension costs	¥1,098	¥1,224

Foreign:

Net periodic pension costs at Kyocera International, Inc. and its consolidated subsidiaries, AVX Corporation and its consolidated subsidiaries (AVX) and TAAG in the three months ended June 30, 2008 and 2009, include the following components:

	Three months ended June 30, 2008	Three months ended June 30, 2009
	(Yen in millions)
Service cost	¥90	¥85
Interest cost	312	557
Expected return on plan assets	(337)	(295)
Amortization of prior service cost	3	3
Recognized actuarial loss	20	58

Net periodic pension costs	¥88	¥408

9. Commitments and Contingencies

As of June 30, 2009, Kyocera had contractual obligations for the acquisition or construction of property, plant and equipment aggregating ¥14,237 million due within one year.

Kyocera is lessee under long-term operating leases primarily for office space and equipment. Future minimum lease commitments under non-cancelable operating leases at June 30, 2009 are as follows:

June 30, 2009
(Yen in millions)
Due within 1 year	¥5,450
Due after 1 year within 2 years	3,542
Due after 2 years within 3 years	2,236
Due after 3 years within 4 years	1,461
Due after 4 years within 5 years	869
Thereafter	1,083

¥14,641

Kyocera has entered into purchase agreements for a certain portion of anticipated quantity of materials used in its operations. Under those agreements, during the three months ended June 30, 2009, Kyocera purchased ¥2,586 million, respectively and is obligated to purchase ¥291,714 million in total by the end of December 2020.

Kyocera guarantees the debt of employees, an investee and an unconsolidated subsidiary. At June 30, 2009, the total amount of these guarantees was ¥791 million. The financial guarantees are made in the form of commitments and letters of awareness issued to financial institutions and generally obligate Kyocera to make payments in the event of default by the borrowers.

AVX has been named as a potentially responsible party (PRP) in state and federal administrative proceedings seeking contribution for costs associated with the correction and remediation of environmental conditions at various waste disposals and operating sites. AVX continues to monitor these actions and proceedings and to vigorously defend its interests. AVX currently has reserves for current remediation, compliance and legal cost related to these matters.

In July 2007, AVX received oral notification from the Environmental Protection Agency (EPA), and in December 2007, written notification from the U.S. Department of Justice indicating that the United States is preparing to exercise the reopener provision under a 1991 consent decree relating to the environmental conditions at, and remediation of, New Bedford Harbor in the Commonwealth of Massachusetts. The EPA has indicated that remediation costs through December 6, 2007 (which remediation is ongoing) are approximately ¥30,576 million. AVX has not yet completed an investigation of the monies spent or its available defenses in light of the notification. AVX has also not yet determined whether or to what extent other parties may bear responsibility for these costs.

On April 1, 2008, the U.S. Department of Justice indicated that the future work to be performed at the harbor is expected to exceed hundreds of millions of dollars under current estimates. AVX anticipates further discussions with the U.S. Department of Justice, the EPA, and the Commonwealth of Massachusetts.

The potential impact of this matter on Kyocera’s financial position, results of operations and cash flows cannot be determined at this time.

Kyocera is subject to various lawsuits and claims which arise, in the ordinary course of business. Kyocera consults with legal counsel and assesses the likelihood of adverse outcome of these contingencies. Kyocera records liabilities for these contingencies when the likelihood of an adverse outcome is probable and the amount is reasonably estimated. However, based on the information available, management believes that damages, if any, resulting from these actions will not have a significant effect on Kyocera’s consolidated results of operations and financial position.

10. Equity

Based on the resolution for the payment of year-end dividends at the general meeting of shareholders held on June 25, 2009, Kyocera paid cash dividends totaling ¥11,012 million, ¥60 per share of common stock on June 26, 2009 to shareholders of record on March 31, 2009.

Changes in Kyocera Corporation shareholders’ equity, noncontrolling interests and equity in the three months ended June 30, 2008 and 2009 are as follows:

	Three months ended June 30, 2008			Three months ended June 30, 2009
	Kyocera Corporation shareholders’ equity	Noncontrolling interests	Total Equity	Kyocera Corporation shareholders’ equity	Noncontrolling interests	Total Equity
	(Yen in millions)
Balance at beginning of period	¥1,451,165	¥65,002	¥1,516,167	¥1,323,663	¥59,425	¥1,383,088

Applying to SFAS No. 158 to balance at beginning of period	(940)	(26)	(966)	—	—	—
Net income (loss)	21,962	1,197	23,159	(460)	874	414
Net unrealized gains on securities	16,655	(7)	16,648	19,810	51	19,861
Net unrealized gains on derivative financial instruments	(262)	(116)	(378)	182	69	251
Pension adjustments	(508)	24	(484)	(250)	(119)	(369)
Foregin currency translation adjustments	20,529	3,588	24,117	(183)	(334)	(517)

Comprehensive income	58,376	4,686	63,062	19,099	541	19,640
Cash dividends	(11,367)	—	(11,367)	(11,012)	—	(11,012)
Cash dividends paid to noncontrolling interests	—	(631)	(631)	—	(685)	(685)
Other capital transaction	1,008	(144)	864	(37)	9	(28)

Balance at end of period	¥1,498,242	¥68,887	¥1,567,129	¥1,331,713	¥59,290	¥1,391,003

11. Supplemental Expense Information

Supplemental expense information is as follows:

	Three months ended June 30, 2008	Three months ended June 30, 2009
	(Yen in millions)
Research and development expenses	¥16,914	¥13,123
Advertising expenses	¥2,234	¥1,553
Shipping and handling cost included in selling, general and administrative expenses	¥4,552	¥3,030

12. Segment Reporting

Kyocera manufactures and sells a highly diversified range of products, including components involving fine ceramic technologies and applied ceramic products, telecommunications and information equipment etc.

Kyocera categorizes its operations into seven reporting segments: (1) Fine Ceramic Parts Group, (2) Semiconductor Parts Group, (3) Applied Ceramic Products Group, (4) Electronic Device Group, (5) Telecommunications Equipment Group, (6) Information Equipment Group, and (7) Others.

Main products or businesses of each reporting segment are as follows:

(Fine Ceramic Parts Group)

Information & Telecommunication Components

Sapphire Substrates

Components for Semiconductor Processing Equipment

Components for LCD Manufacturing Equipment

Automotive Components

General Industrial Ceramic Components

(Semiconductor Parts Group)

Ceramic Packages for Crystal and SAW Devices

CCD / CMOS Sensor Ceramic Packages

LSI Ceramic Packages

Wireless Communication Device Packages

Optical Communication Device Packages and Components

Organic Multilayer Packages and Substrates

(Applied Ceramic Products Group)

Residential and Industrial Solar Power Generating Systems

Solar Cells and Modules

Cutting Tools, Micro Drills

Medical and Dental Implants

Jewelry and Application Products

(Electronic Device Group)

Ceramic Capacitors, Tantalum Capacitors

Timing Devices such as TCXOs, Crystal Units,

Clock Oscillators and Ceramic Resonators

SAW Devices, RF Modules, EMI Filters

Connectors

Thermal Printheads, Inkjet Printheads

Amorphous Silicon Photoreceptor Drums

Liquid Crystal Displays

(Telecommunications Equipment Group)

CDMA Mobile Phone Handsets

Personal Handy Phone System (PHS) Related Products such as PHS Mobile Phone Handsets and PHS Base Stations

Wireless Broadband Systems such as iBurst™

(Information Equipment Group)

ECOSYS Printer, Copying Machines

Multifunction Peripheral

(Others)

Telecommunication Engineering Business

Integration Business on Information Systems and Network Infrastructures Data Center Business

Management Consulting Business

Chemical Materials for Electronic Components

Electrical Insulators, Molded Products

Hotel Business

Inter-segment sales, operating revenue and transfers are made with reference to prevailing market prices. Transactions between reportable segments are immaterial and not shown separately.

Operating profit for each reporting segment represents net sales, less related costs and operating expenses, excluding corporate revenue and expenses, equity in earnings, income taxes and noncontrolling interests.

Kyocera’s sales to KDDI Corporation Group, which are mainly recorded in the Telecommunications Equipment Group, in the three months ended June 30, 2008 and 2009 were ¥45,862 million and ¥18,226 million, and comprised of 13.8% and 8.1% of consolidated net sales, respectively.

Information by reporting segments in the three months ended June 30, 2008 and 2009 is summarized as follows:

Reporting Segments

	Three months ended June 30, 2008	Three months ended June 30, 2009
	(Yen in millions)
Net sales:
Fine Ceramic Parts Group	¥18,776	¥9,267
Semiconductor Parts Group	41,167	28,078
Applied Ceramic Products Group	41,163	29,871
Electronic Device Group	67,714	45,372
Telecommunications Equipment Group	75,995	36,803
Information Equipment Group	61,114	53,756
Others	32,178	26,819
Adjustments and eliminations	(6,349)	(4,565)

	¥331,758	¥225,401

Operating profit (loss):
Fine Ceramic Parts Group	¥1,800	¥(2,800)
Semiconductor Parts Group	6,198	1,685
Applied Ceramic Products Group	9,307	1,125
Electronic Device Group	5,229	(2,263)
Telecommunications Equipment Group	1,151	(5,358)
Information Equipment Group	6,887	2,098
Others	543	(26)

	31,115	(5,539)
Corporate	4,181	5,111
Equity in earnings of affiliates and unconsolidated subsidiaries	1,485	1,077
Adjustments and eliminations	124	54

Income before income taxes	¥36,905	¥703

Depreciation and amortization:
Fine Ceramic Parts Group	¥1,830	¥1,374
Semiconductor Parts Group	3,099	2,175
Applied Ceramic Products Group	2,279	2,452
Electronic Device Group	5,826	4,308
Telecommunications Equipment Group	4,517	2,661
Information Equipment Group	2,978	3,477
Others	1,753	1,165
Corporate	686	642

	¥22,968	¥18,254

Capital expenditures:
Fine Ceramic Parts Group	¥1,271	¥249
Semiconductor Parts Group	2,142	1,108
Applied Ceramic Products Group	2,312	1,316
Electronic Device Group	5,927	950
Telecommunications Equipment Group	1,232	718
Information Equipment Group	1,764	625
Others	1,210	338
Corporate	2,109	294

	¥17,967	¥5,598

Geographic segments (Sales by region)

	Three months ended June 30, 2008	Three months ended June 30, 2009
	(Yen in millions)
Japan	¥139,835	¥88,014
Europe	56,946	44,143
United States of America	60,949	42,800
Asia	53,177	38,941
Others	20,851	11,503

Net sales	¥331,758	¥225,401

There are no individually material countries with respect to revenue from external customers in Europe, Asia and Others.

Geographic Segments, Sales and Operating Profit (loss) by Geographic area

	Three months ended June 30, 2008	Three months ended June 30, 2009
	(Yen in millions)
Net sales:
Japan	¥146,839	¥91,772
Intra-group sales and transfer between geographic areas	107,640	64,238

	254,479	156,010

Europe	59,313	45,756
Intra-group sales and transfer between geographic areas	8,290	5,844

	67,603	51,600

United States of America	73,032	50,600
Intra-group sales and transfer between geographic areas	7,773	4,735

	80,805	55,335

Asia	46,437	33,055
Intra-group sales and transfer between geographic areas	59,786	31,557

	106,223	64,612

Others	6,137	4,218
Intra-group sales and transfer between geographic areas	3,502	3,109

	9,639	7,327

Adjustments and eliminations	(186,991)	(109,483)

	¥331,758	¥225,401

Operating profit (loss):
Japan	¥24,081	¥(8,289)
Europe	2,202	(1,593)
United States of America	2,307	784
Asia	4,384	2,205
Others	497	469

	33,471	(6,424)
Corporate	4,181	5,111
Equity in earnings of affiliates and unconsolidated subsidiaries	1,485	1,077
Adjustments and eliminations	(2,232)	939

Income before income taxes	¥36,905	¥703

13. Per Share Information

A reconciliation of the numerators and the denominators of basic and diluted earnings per share computations are as follows:

	Three months ended June 30, 2008	Three months ended June 30, 2009
	(Yen in millions and shares in thousands, except per share amounts)
Net income (loss) attributable to shareholders of Kyocera Corporation	¥21,962	¥(460)

Basic earnings per share:
Net income (loss) attributable to shareholders of Kyocera Corporation	¥115.89	¥(2.50)
Diluted earnings per share:
Net income (loss) attributable to shareholders of Kyocera Corporation	¥115.82	¥(2.50)

Basic weighted average number of shares outstanding	189,502	183,527
Dilutive effect of stock options	121	—
Diluted weighted average number of shares outstanding	189,623	183,527

14. Subsequent Event

Kyocera has evaluated subsequent events requiring recognition or disclosure in the financial statements during the period from July 1, 2009 through August 11, 2009, the date of issuance of this Quarterly Report on Form 6-K. During the period, no material subsequent events were identified.

Reference Information (Unaudited)

1. Production

Production (Sales price)	Three months ended June 30, 2008		Three months ended June 30, 2009		Increase (Decrease) %
	Amount	% to the total	Amount	% to the total
	(Yen in millions)
Fine Ceramic Parts Group	¥19,766	5.8	¥8,422	3.9	(57.4)
Semiconductor Parts Group	42,737	12.6	27,841	12.7	(34.9)
Applied Ceramic Products Group	44,240	13.0	31,417	14.4	(29.0)
Electronic Device Group	70,456	20.8	42,028	19.2	(40.3)

Total Components Business	177,199	52.2	109,708	50.2	(38.1)
Telecommunications Equipment Group	75,008	22.1	37,050	16.9	(50.6)
Information Equipment Group	63,404	18.7	53,297	24.4	(15.9)

Total Equipment Business	138,412	40.8	90,347	41.3	(34.7)
Others	23,874	7.0	18,638	8.5	(21.9)

Production	¥339,485	100.0	¥218,693	100.0	(35.6)

2. Orders

Orders	Three months ended June 30, 2008		Three months ended June 30, 2009		Increase (Decrease) %
	Amount	% to the total	Amount	% to the total
	(Yen in millions)
Fine Ceramic Parts Group	¥19,124	5.5	¥9,424	4.1	(50.7)
Semiconductor Parts Group	41,470	11.8	30,221	13.1	(27.1)
Applied Ceramic Products Group	41,770	11.9	29,702	12.9	(28.9)
Electronic Device Group	70,743	20.1	48,012	20.8	(32.1)

Total Components Business	173,107	49.3	117,359	50.9	(32.2)
Telecommunications Equipment Group	89,527	25.5	36,183	15.7	(59.6)
Information Equipment Group	61,469	17.5	53,795	23.3	(12.5)

Total Equipment Business	150,996	43.0	89,978	39.0	(40.4)
Others	33,247	9.5	27,852	12.1	(16.2)
Adjustments and eliminations	(6,175)	(1.8)	(4,466)	(2.0)	—

Orders	¥351,175	100.0	¥230,723	100.0	(34.3)